780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com GODFREY & KAHN, S.C. MILWAUKEE APPLETON GREEN BAY WAUKESHA LAFOLLETTE GODFREY & KAHN MADISON

July 29, 2005

VIA EDGAR AND FACSIMILE:  (202) 772-9207

Ms. Celeste Murphy

Special Counsel

Office of Mergers & Acquisitions

U. S. Securities and Exchange Commission

100 F Street, N.E

Washington, DC  20549

RE:

Luxemburg Bancshares, Inc. (the “Company”)

Preliminary Schedule 14A

Filed June 14, 2005

File No. 000-22471

Schedule 13E-3

Filed June 14, 2005

File No. 005-52821

Dear Ms. Murphy:

This letter is in response to your letter to Luxemburg Bancshares, Inc. (the “Company”) dated July 15, 2005 (the “Comment Letter”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the comments from the comment letter and our responses thereto.

Schedule 13E-3

1.

Comment:  It appears that a typographical error occurred with respect to the numbering and subtitles of the Terms of the Transaction requirement.  Please revise this disclosure in accordance with Item 1004 of Regulation M-A.

Response:  The Schedule 13E-3 was revised and re-filed via Edgar concurrently with this letter as requested.

Schedule 14A

General

2.

Comment:  Please consider including an exhibit index to identify the exhibits included with the information statement.

Response:  While there are no exhibits to the proxy statement, the table of contents to the proxy statement has been revised to include a reference to the two appendices.

3.

Comment:  In your supplemental response, confirm to us that your information statement will be provided to your shareholders at least 20 calendar days prior to the earliest date on which the corporate action may be taken to effect the reverse stock split in accordance with Rule 14c-2(b) and Rule 13e-3(f)(i).

Response:  In accordance with Rule 13e-3(f)(i) of the Securities Exchange Act of 1934, as amended, the proxy statement will, in fact, be provided to shareholders of the Company at least 20 calendar days prior to the date on which the corporate action will be taken to effect the reverse stock split.

4.

Comment:  We note that your document pages are not enumerated.  The numbers referenced herein refer to the page numbers of the EDGAR printout.

Response:  Noted.

Background of the Split Transaction, page 12

5.

Comment:  Please revise your disclosure to identify the alternative methods of effecting a going private transaction, the issues related to a going-private transaction and various legal matters, and the issues relating to a going private transaction and various structures of a potential going private transaction discussed at the November 23, 2004, January 11, 2005, and February 8, 2005 meetings, respectively.  Please disclose the consideration given to these matters by the board and all conclusions reached by board members at those various meetings.  We note your disclosure on page 16 regarding the various alternative structures considered.

Response:  We have revised the “Background of the Split Transaction” section of the Proxy Statement to delineate the alternative methods of effecting a going private transaction that were discussed at the November 23, 2004 board of directors meeting.  Furthermore, we expanded the discussion of the specific issues considered by the board of directors related to the potential going-private transaction at its meeting of January 11, 2005 and the specific legal matters that were presented to the board of directors by its outside counsel at that meeting.  We also clarified the specific issues that were discussed by the board of directors related to a going-private transaction and the various structures of a potential going-private transaction that were considered at the February 8, 2005 meeting.  The consideration by and conclusions of the board of directors at each of these meetings has also been disclosed.

Luxemburg’s Position as to the Fairness of the Split Transaction, page 16

6.

Comment:  Please expand to clarify what consideration the board gave to going concern value and historical market price.  For example, we note from 19 that the board considered going concern value but it remains unclear how this supported the determination.  Further, your discussion of the factors considered in determining fairness must include an analysis of the extent, if any, to which the filing person’s beliefs are based on the factors described in Instruction 2, paragraphs (c), (d) and (e) of Item 1014 of Regulation M-A and Item 1015 of Regulation M-A.

Response:  We have expanded the analysis in the “Luxemburg’s Position as to the Fairness of the Split Transaction” section to address the extent to which the board of directors considered going concern value and historical market price, as well as the specific factors required by Item 1014(b) of Regulation M-A in reaching its determination of the fairness of the transaction to unaffiliated shareholders.

Valuation of Financial Advisor; Fairness Opinion, page 20

7.

Comment:  Please explain, in plain English, the difference between control premium and acquisition premium.  Explain how the “addition of a control premium assures that fair value includes no inherent minority discounts, and allows full proportionate value for each share.”  Further, provide the explanation for the advice you received that if your “use of the control premium was to eliminate a minority share discount, then [your] analysis should include one.”

Response: The difference between a control and an acquisition premium is that a “control premium” presumes some form of control over the direction/operation of the company, either through ownership, management or the board of directors.  An “acquisition premium” is the full value of the company when ownership control of the company is sold to an independent third party and synergies can be realized.

On February 15, 2005, Ryan Beck requested from Luxemburg’s attorneys, Godfrey & Kahn, advice about the applicability of using a “control premium” in its analysis.  Godfrey & Kahn responded that its analysis should not employ any lack of marketability or minority share discounts per the requirements of the Wisconsin Statute.  Therefore, if Ryan Beck is using the “control premium” to eliminate the effect of a minority share or lack of marketability discount, then Ryan Beck’s analysis should consider it.  Ryan Beck used the “control premium” to eliminate the discounts prohibited in the Wisconsin Statute as explained below.

Ryan Beck’s fair value analysis for Luxemburg included a “control premium” to comply with the requirements of the Wisconsin Statute.  As it noted in its analysis, Ryan Beck used the comparable peer group analysis to determine an implied price range that Luxemburg would trade at if its shares were highly liquid and traded on a major stock exchange.  By making this adjustment, Ryan Beck eliminated the lack of marketability discount in Luxemburg’s share value range.  When Ryan Beck added the “control premium” to the comparable peer group, it eliminated the minority share discount in the implied valuation range.  Additionally, Ryan Beck assumed a higher terminal multiple range (16.0x to 18.0x) to factor in a “control premium” under its dividend discount analysis.

We have expanded the “Valuation of Financial Advisor; Fairness Opinion” section to include the explanation set forth above.

8.

Please remove the financial advisor disclaimer found on page 21.  Alternatively, provide us with your analysis in a supplemental response as to why such a disclaimer is appropriate in this Rule 13e-3 transaction filing.

Response:  We will strike the following sentence form the “Valuation of Financial Advisors; Fairness Opinion” section: “In rendering our opinion, Ryan Beck does not admit that it is an expert within the meaning of the term ‘expert’ as used within the Securities Act and the rules and regulations promulgated thereunder, or that its fairness opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act and the rules and regulations promulgated thereunder.”

9.

We note the reference to projections and financial forecasts provided to the fairness advisor for use in valuing the shares.  We note that you disclose some financial forecasts and projections of Luxemburg prepared by its management.  You should also describe the material assumptions underlying them.  Please confirm to us, in a supplemental response that the entirety of forecasts and projections provided to Ryan Beck have been disclosed.  We note your reference to projections on pages 21 and 26.

Response:  We have expanded the “Valuation of Financial Advisors; Fairness Opinion” section to detail the material assumptions utilized by the Company in preparation of the operating forecasts and financial projections provided to Ryan Beck for purposes of performing its valuation and fairness review.  We also confirm that the entirety of the forecasts and projections provided to Ryan Beck have been disclosed.

Financing of the Split Transaction, page 35

10.

Comment:  We note that you have received a commitment from an independent financial institution to provide the subordinated debt facility, which is not subject to any material conditions.  Please revise your disclosure to include a summary of the loan agreement or arrangement containing the identity of the parties, the term, the collateral, the stated and effective interest rates, and any other material terms or conditions of the loan, or, if no plans or arrangements have been made, so state.  Please see Item 10 of Schedule 13E-e and Item 1007 of Regulation M-A.

Response:  We revised the “Financing of the Split Transaction” section to identify Associated Bank, N.A. as the bank that provided the commitment for the subordinated note.  No formal loan agreement has been entered into yet.  Accordingly, we are not able to summarize the terms of such an agreement and have revised the proxy statement to disclose this fact.  We have disclosed, however, the terms of the commitment known to us at this time, including the amount, interest rate, collateral and the term of the note, In addition, we added a paragraph to the “Financing of the Split Transaction” section to discuss the Company’s intentions to refinance the loan at or prior to its maturity.

Financial Information, page 42

11.

Comment:  Please be sure to update your disclosure to incorporate by reference the financial information contained in your most recent annual or quarterly reports that you file under the Exchange Act prior to finalizing your Schedule 13E-3 and to further update your disclosure as appropriate.

Response:  The disclosure has been revised to incorporate by reference the financial information contained in the most recent annual and quarterly reports that we have filed under the Exchange Act.  We will continue to update the disclosure to incorporate by reference the most current annual and quarterly reports that we file under the Exchange Act prior to finalizing our Schedule 13E-3.

Forward Looking Statements, page 48

12.

Comment:  We reference your statement that you undertake no obligation to update or revise the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements contained in or incorporated by reference in your offer document.  This statement seems inconsistent with your obligation to promptly disseminate disclosure of material changes to the material required to be filed.  See Rule 13e-3(f)(iii).  Please revise or delete.

Response:  The statement that we undertake no obligation to update or revise the forward-looking statement, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements contained in or incorporated by reference has been deleted from the “Forward Looking Statements” section.

Where You Can Find More Information

13.

Comment:  Please note that the address of the SEC has changed to 100 F Street, N.E., Washington, DC 20549.  Please revise your document accordingly.

Response:  The proxy statement was revised to incorporate the change in address of the SEC, as set forth above.

Proxy Card

14.

Comment:  Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on.  Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does.  See the September 2004 interim supplement to the Division of Corporate Finance’s Manual of Publicly Available Telephone Interpretations (available on our Website at www.sec.gov).  Please revise to allow shareholders to separately vote on the reverse 1-for-500 stock split followed immediately by a forward 500-for-1 stock split of the common shares, or explain why, based on our telephone interpretation, separation is not required.

Response:  We do not believe that it is necessary or appropriate for us, in the context of the proposed transaction, to separately break out on the proxy card the reverse stock split component of the transaction from the forward stock split component.  We noted your reference to the September 2004 interim supplement to the Division of Corporate Finance’s Manual of Publicly Available Telephone Interpretations (the “Interim Supplement”) and have reviewed the same.  The Interim Supplement provides guidance regarding when to separately set out charter, bylaw or similar provisions on the form of proxy in the context of mergers, acquisitions and similar transactions.  It is our understanding that the focus of the Interim Supplement is to require filers to afford shareholders the opportunity to voice their approval or disapproval of, or abstention to, the various different provisions of the chartering documents to be acted upon where each such provision involves differing rights of the shareholders.  The examples of such provisions cited by the Interim Supplement include: classified or staggered board; limitations on the removal of directors; supermajority voting provisions; delaying the annual meeting for more than a year; elimination of ability to act by written consent; and/or changes in minimum quorum requirements.

The amendments to the articles of incorporation to be voted upon by the Luxemburg shareholders, conversely, are not being proposed in the context of a merger or acquisition.  In addition, both amendments involve the same provision of the articles of incorporation.  Furthermore, the proposed amendments do not expand or contract any of the specific rights of the shareholders.  The reverse and forward stock splits are intended to occur contemporaneously and are considered to be part of the same transaction.  Accordingly, we do not believe that this is the type of transaction that was contemplated by the Interim Supplement such that it would be appropriate for us to break out the components of the transaction separately on the proxy card.  We further believe that our treatment of the amendments on the proxy card is consistent with that of other reporting companies effecting similar transactions

Form 10KSB/A for the fiscal year ended December 31, 2004 and Form 10-QSB for the fiscal period ended March 31, 2005

15.

Comment:  Please revise your Form 10-KSB/A for the year ended December 31, 2004 and your Form 10-QSB for the quarter ended March 31, 2005 to include a comprehensive discussion of the terms of the memorandum of understanding that your subsidiary bank entered into with the Federal Deposit Insurance Corporation and the Wisconsin Department of Financial Institutions on December 21, 2004.

Response:  We intend to revise our Form 10-KSB/A for the year ended December 31, 2004 and our Form 10-QSB for the quarter ended March 31, 2005 by adding the following paragraph to the Management’s Discussion and Analysis or Plan of Operations section of each filing, discussing the terms of the memorandum of understanding that the Company’s wholly owned subsidiary bank entered into with the Federal Deposit Insurance Corporation and the Wisconsin Department of Financial Institutions on December 21, 2004:

REGULATORY MATTERS

In December 2004, following a routine regulatory examination by the Wisconsin Department of Financial Institutions (“WDFI”) and the Federal Deposit Insurance Corporation (“FDIC”), the Bank entered into a Memorandum of Understanding (“MOU”) with the WDFI and FDIC.  The MOU requires the implementation of certain policies and procedures for the operation of the Bank to improve lending operations and management of the loan portfolio.  Specifically, the MOU requires the Bank to: 1) adopt a written plan of action to lessen the Bank’s risk position in each asset aggregating over $100,000 or more and classified as “substandard;” 2) eliminate from its books, by collection, charge-off or otherwise, all assets or portion of assets classified “Loss;” 3) take all steps necessary to eliminate technical exceptions in its supporting loan information identified during the examination; 4) require complete loan documentation, realistic repayment terms and current financial information adequate to support the outstanding indebtedness of each borrower; 5) make a provisions for loan losses to replenish the allowance for loan and lease losses for the loans charged off as a result of the examination and reflecting the potential for further losses in the remaining classified loans and other loans in the portfolio; 6) review the methodology used to calculate the adequacy of the allowance for loan and lease losses and modify the methodology to ensure the level of the allowance is commensurate with the risk in the loan portfolio; 7) cause a written review to be made of the Bank’s staffing requirements, with particular emphasis on its loan administration needs and commence a program or adequately train the number of personnel needed to comply with the results of the review; 8) formulate and implement a written profit plan; 9) correct deficiencies in its interest rate risk management practices identified during the examination; 10) correct deficiencies noted in the information technology assessment identified during the examination; 11) amend its June 30, 2004 Reports of Condition and Income (“Call Report”) filed with the FDIC to reflect an adequate provision for loan and lease losses and an allowance for loan and lease losses; 12) have such amended Call Report, provision for loan and lease losses and allowance for loan and lease losses approved by its board of directors; 13) submit quarterly progress reports to the WDFI and FDIC concerning the matters contained in the MOU; and 14) maintain Tier 1 capital of at least 8%.

16.

Comment:  We note that your recorded an additional charge of $500,000 to your loan loss provision in the second quarter of 2004 as required by banking regulators and amended your Forms 10-QSB for the second and third quarters of 2004 as a result.  Tell us how you concluded in Item 8A of your Form 10-KSB that this restatement did not reflect a material weakness in your disclosure controls and procedures and call into question your assertions on the effectiveness of your disclosure controls or procedures as of the end of the periods impacted in 2004.

Response:  While the additional charge to the Company’s loan loss provision in the second quarter of 2004 was considered material, necessitating an amendment to the Company’s Forms 10-QSB for the second and third quarters of 2004, it did not reflect a material weakness in, nor call into question the effectiveness of the Company’s disclosure controls or procedures.  The allowance for loan losses is determined using a methodology which reserves currently for those loans in which the Company determines that a loss is probable based on the characteristics of the individual loan, historical loss patterns of similar “homogeneous” loans and environmental factors unique to the measurement date.  The Company, in fact, applied this methodology in determining the amount of its loan loss provision for the second quarter of 2004 based upon the facts known to it at the time the provision was determined.  Subsequent to that determination, however, the Company’s wholly-owned subsidiary, the Bank of Luxemburg (the “Bank”), underwent a routine regulatory examination by the Wisconsin Department of Financial Institutions (“WDFI”) and the Federal Deposit Insurance Corporation (“FDIC”).  During the course of that examination, the WDFI and FDIC determined that an additional reserve should be provided by the Bank for commercial loans with respect to two specific commercial loan customers.

Examinations by bank regulators such as the WDFI and FDIC necessarily involve a detailed review of accounts and transactions beyond the scope of which would normally be covered by the Bank’s related disclosure controls and procedures.  While the Bank provided for loan losses in the second quarter of 2004 in accordance with its normal disclosure controls and procedures based upon the facts available to it at that time, the regulators, applying such enhanced procedures in conjunction with their examination, found additional facts that warranted a $500,000 adjustment to the Bank’s loan loss provision.  While the Company’s disclosure controls and procedures are designed to gather, analyze and disclose all required material information, situations exist on an infrequent basis where the application of more detailed procedures and analysis yields a different conclusion, particularly in the application of an accounting estimate such as the determination of the amount of the loan loss provision.  Despite this fact, the adjustment in question only resulted in an increase to the loan loss provision of $500,000.

*   *   *   *   *   *

Please call me at (414) 287-9222 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Patrick S. Murphy

Patrick S. Murphy

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